SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

UNITED INDUSTRIAL CORPORATION

(Name of Subject Company)

UNITED INDUSTRIAL CORPORATION

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

910671106

(CUSIP Number of Class of Securities)

Frederick M. Strader
Chief Executive Officer and President
United Industrial Corporation
124 Industry Lane
Hunt Valley, Maryland  21030
(410) 628-3500

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Steven L. Kirshenbaum, Esq.
Julie M. Allen, Esq.

Proskauer Rose LLP
1585 Broadway
New York, NY 10023
(212) 969-3000

☐  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) initially filed by United Industrial Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 16, 2007, as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC by the Company on October 22, 2007, relating to the tender offer commenced by Textron Inc., a Delaware corporation (“Textron”), through its indirect wholly owned subsidiary, Marco Acquisition Sub Inc., a Delaware corporation (the “Purchaser”), to acquire all of the outstanding Shares in exchange for $81.00 net to the sellers in cash without interest per Share, upon the terms and subject to the conditions of the Merger Agreement as described in the Offer to Purchase dated October 16, 2007 and in the related Letter of Transmittal contained in the Schedule TO filed by Textron and Purchaser with the SEC on October 16, 2007. Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8. ADDITIONAL INFORMATION

Item 8 is hereby amended and supplemented by adding the following sentence at the end the subsection entitled “Antitrust Compliance – United States”:

“At 11:59 p.m., New York City time, on Thursday, October 25, 2007, the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

Item 8 is hereby amended and supplemented by adding the following sentence at the end the subsection entitled “Antitrust Compliance – Foreign Antitrust Laws”:

“On October 23, 2007, under the ARC, the German Federal Cartel Office approved, without conditions, the acquisition of Shares pursuant to the Offer. Accordingly, the condition to the Offer relating to approval under the ARC applicable to the purchase of Shares has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED INDUSTRIAL CORPORATION

	By	/s/ James H. Perry
James H. Perry
Vice President, Chief Financial Officer and Controller

Dated: October 26, 2007